# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vizsla Silver Corp., CIK 0001796073
CUSIP: 92859G202
Title of class of securities: Common Shares
Address of issuer's principal executive offices: SUITE 1723, 595 BURRARD STREET, VANCOUVER, British Columbia Canada (A1), V7X 1J1
Date of event which requires filing of this statement: 01/13/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000038777-25-000011
Filed by CIK 0001491714

## Reporting persons
- Eric Sprott: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 9,544,450; shared voting power 0; sole dispositive power 9,544,450; shared dispositive power 0; aggregate amount beneficially owned 9,544,450 (3.35% of the class)
  Comment: 1 Consists of 9,544,450 Common Shares, no par value (the "Common Shares"), of Vizsla Silver Corp. (the "Issuer") held of record by 2176423 Ontario Ltd. Eric Sprott controls 2176423 Ontario Ltd. and has the power to direct the voting and disposition of Common Shares held by such entity through his ownership interests of such entity. Eric Sprott disclaims beneficial ownership of the shares held by 2176423 Ontario Ltd. except to the extent of his pecuniary interest therein.
  
  2 The percentage set forth in Row 11 of this Cover Page is based on the 284,856,010 Common Shares outstanding, as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on December 13, 2024 (the "Form 6-K").
- 2176423 Ontario Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 9,544,450; shared voting power 0; sole dispositive power 9,544,450; shared dispositive power 0; aggregate amount beneficially owned 9,544,450 (3.35% of the class)
  Comment: 3 The percentage set forth in Row 11 of this Cover Page is based on 284,856,010 Common Shares outstanding, as reported in the Issuer's Form 6-K.

## Item 1. Issuer
Name of issuer: Vizsla Silver Corp.
Address of issuer's principal executive offices: Suite 1723, 595 Burrard Street, Vancouver, BC V7X 1J1

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being jointly filed by Eric Sprott and 2176423 Ontario Ltd., each of the foregoing, a "Reporting Person," and collectively, the "Reporting Persons".
Address of principal business office or, if none, residence: Suite 1106, 7 King Street East Toronto, Ontario M5C 3C5
Citizenship: Mr. Sprott is a Canadian citizen. 2176423 Ontario Ltd. exists under the Business Corporations Act (Ontario).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 9,544,450 Common Shares
Percent of class: 3.35%
Sole power to vote or to direct the vote: 9,544,450
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9,544,450
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Eric Sprott controls 2176423 Ontario Ltd. and has the power to direct the voting and disposition of Common Shares held by such entity through his ownership interests in such entity. Eric Sprott disclaims beneficial ownership of the shares held by 2176423 Ontario Ltd. except to the extent of his pecuniary interest therein.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Eric Sprott controls 2176423 Ontario Ltd. and has the power to direct the voting and disposition of Common Shares held by such entity through his ownership interests in such entity. Eric Sprott disclaims beneficial ownership of the shares held by 2176423 Ontario Ltd. except to the extent of his pecuniary interest therein.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Eric Sprott: /s/ Eric Sprott, Eric Sprott (01/31/2025)
- 2176423 Ontario Ltd.: /s/ Eric Sprott, Eric Sprott (01/31/2025)